Exhibit (a)(1)(h)

Stock Option Exchange Program Now Being Offered

From May 20 through June 18, Agilent is offering the Stock Option Exchange Program to employees who hold eligible options. This program offers a one-time opportunity to exchange eligible stock options priced above $25.00 for a lesser number of options, according to these ratios:

Exercise Price Range	Exchange Ratio

$25.01 to $39.99	1.5 to 1
$40.00 to $69.99	2.0 to 1
$70.00 to $89.99	2.5 to 1
$90.00 and above	4.0 to 1

Employees with Agilent e-mail addresses who hold eligible stock options with an exercise price above $25.00 will receive an e-mail on May 20 from Mellon Investor Services, Agilent’s third-party administrator for the Stock Option Exchange Program. The subject line in the e-mail will be “Stock Option Exchange Web site and PIN” and will provide a link to the Mellon Web site. The e-mail will also contain a PIN, which will allow employee access to the site. The Web site will provide employees with the specifics of the program and directions on how to make elections.

Employees who are on leave of absence or those who do not have e-mail addresses will receive information packets mailed directly to their homes or from a stock coordinator located at their work site.

The deadline for electing to exchange options is 5 p.m. Pacific Time on June 18, and options that employees elect to exchange will be cancelled shortly thereafter. Once cancelled, options cannot be reinstated. Replacement options will be granted at least six months and a day after the cancellation date, with an anticipated grant date of December 22, 2003, except in France. The new stock options will have an exercise price equal to the fair market value of Agilent common stock on the new grant date. In order to receive the new options, employees must be employed by Agilent continuously through the new grant date.

The full Tender Offer document, which includes questions and answers and certain risks of participating in the program, will be available on the Mellon Web site and internally at http://stockoptions.corporate.agilent.com. If you do not receive an e-mail from Mellon containing your PIN, call Mellon at 1-888-778-1312 (U.S.) and 201-329-8467 (outside the United States).

This notice does not constitute the offer to exchange. Agilent has provided eligible option holders with written materials explaining the precise terms and timing of the offer to exchange. Eligible option holders should read these written materials carefully because they contain important information about the program. These materials and other documents filed by Agilent with the U.S. Securities and Exchange Commission (SEC) can be obtained free of charge from the SEC’s Web site at http://www.sec.gov/. The option exchange program is subject to securities regulation in most countries and will not be offered in any country until Agilent complies with all regulations and receives requisite government approvals. Agilent option holders may obtain a written copy of the tender offer statement by contacting Mellon Investor Services at 1-888-778-1312 (toll-free from within the United States) or 201-329-8467 (from outside the United States, at no charge to the caller).